March 29, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attention: Mr. Larry Spirgel

Re:	Clearwire Corporation
Amendment No. 1 Schedule 13E-3
Filed March 12, 2013
File No. 005-84306

Revised Proxy Statement on Schedule 14A
Filed March 12, 2013
File No. 001-34196

Dear Mr. Spirgel,

This letter is being furnished by Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 25, 2013 to Erik Prusch, President and Chief Executive Officer, with respect to Clearwire’s Amendment No. 1 to Schedule 13E-3 (File No. 005-84306) (the “Schedule 13E-3”) and Revised Proxy Statement on Schedule 14A (File No. 001-34196) (the “Revised Proxy Statement”) that were filed with the Commission on March 12, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment. Responses with respect to comments regarding information about Sprint Nextel Corporation (“Sprint”) are based on information provided by Sprint, responses with respect to comments regarding information about Centerview Partners LLC (“Centerview”) are based on information provided by Centerview, and responses with respect to comments regarding information about Evercore Group L.L.C. (“Evercore”) are based on information provided by Evercore.

Clearwire Corporation

1475 120th Avenue Northeast, Bellevue, Washington 98005

United States Securities and Exchange Commission

Division of Corporation Finance

In addition, Clearwire is hereby filing Amendment No. 2 (“Amendment No. 2”) to the Revised Proxy Statement and Amendment No. 2 to the Schedule 13E-3. Amendment No. 2 has been revised to reflect Clearwire’s responses to the comments from the Staff and to incorporate certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, all of which have been marked to show changes from the initial filing of the Revised Proxy Statement.

1.	Staff’s comment: We note your response to prior comment 1 and request further analysis. Rule 12b-2 under the Exchange Act defines “control” to include the possession, direct or indirect, of the power to direct or cause the direction of management and policies of a person, whether by contract or otherwise. In this regard we note the significant and early involvement of SoftBank in the negotiations between Sprint and Clearwire that finally concluded on December 17, 2012. For instance:

•

In the sixth paragraph on page 21, on November 2, 2012, Mr. Stanton conferred directly with Mr. Son, the Chairman and CEO of SoftBank, and Mr. Fisher, a director of SoftBank, regarding the terms of the transaction, and no Sprint managers or directors were present.

•	In the last paragraph on page 21, on November 9, 2012, Mr. Hesse told Mr. Stanton that Sprint was discussing the possibility of a transaction with Clearwire internally as well as with SoftBank.

•

In the last paragraph on page 24, on December 2, 2012, Mr. Fisher, a director of SoftBank, indicated to Mr. Stanton that SoftBank was supportive of Sprint’s bid; and if the SoftBank-Sprint merger closed without Sprint’s bid to acquire Clearwire closing, then SoftBank-Sprint would acquire the shares held by the rest of the SIGs.

•	In the penultimate paragraph on page 29, on December 14, 2012, Mr. Fisher conferred directly with Mr. Stanton regarding the specific terms of the transaction.

These factors tend to indicate that SoftBank played a significant role in the structuring of, and impetus for, Sprint’s engagement in the Rule 13e-3 transaction. We also note from the Form S-4/A (File No. 333-186448) filed by Starburst II, Inc. on March 15, 2013, SoftBank’s direct involvement in structuring the Clearwire transaction. For instance:

•

In the first paragraph on page 85, on October 9, 2012, SoftBank proposed, as a condition to signing the deal with Sprint, that Sprint acquire sufficient equity interests in Clearwire to give Sprint a clear path to appoint seven non-independent directors to Clearwire’s board; and Sprint accepted this proposal.

•	At the top of page 87, on October 12, 2012, SoftBank deemed acceptable the arrangements regarding Sprint’s purchase of Eagle River’s Clearwire interests.

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•	On page 107, Sprint prepared for SoftBank projections regarding Sprint combining with Clearwire.

In light of the above, revise to indicate SoftBank is an affiliate or address the above noted bullets and further explain why you do not believe SoftBank is an affiliate. Please also tell us what access to information regarding Clearwire was provided to SoftBank in connection with its negotiations regarding its transaction with Sprint.

Response: Reference is made to the Staff’s comments and to the various bullet point references to the Revised Proxy Statement or to the Registration Statement S-4/A (333-186448) filed by Starburst II Inc. (the “Starburst S-4”).

Based on information provided by Sprint, the Company respectfully advises the Staff that Sprint responds as follows:

1.	As stated in Clearwire’s response letter to the Staff dated March 12, 2013, based on information provided by Sprint:

“The Sprint board of directors, not SoftBank, made the decision to pursue the Clearwire transaction, and ultimately to approve the Clearwire merger agreement and related agreements. Throughout the negotiations with Clearwire, the Sprint board met independently and SoftBank neither controlled nor compelled the board’s decision to pursue and approve the transaction.”

2.	The projections referred to in the Staff’s letter (contained at page 107 of the Starburst S-4) and other financial information with respect to Clearwire were prepared by Sprint without any involvement of Clearwire or the use of any nonpublic financial information of Clearwire. The diligence materials provided to SoftBank regarding Clearwire during the negotiations of the Sprint-SoftBank merger consisted of copies of existing commercial agreements between Sprint and Clearwire and certain materials related to the accounting treatment thereof, and SoftBank did not receive any direct access to Clearwire personnel or information. (See Revised Proxy Statement at page 19 – Clearwire had no knowledge of the possibility of the Sprint-SoftBank Merger prior to October 11, 2012.)

3.

During the negotiations leading to the execution of the Sprint-SoftBank Merger Agreement, SoftBank did from time to time indicate a significant interest in Clearwire. Sprint’s equity interests in Clearwire represented a significant asset of Sprint and Clearwire is a provider of key 4G network services to Sprint. As stated on page 81 of the Starburst S-4, the original SoftBank proposal contemplated that Sprint acquire all of the outstanding equity interests Clearwire that Sprint did not own. This topic was again discussed on October 3, 2012 (see page 84 of Starburst S-4). However, in the discussion on October 9, 2012 (see page 85 of Starburst S-4) and in response to Sprint’s assertion of its position that there be no Clearwire-related closing conditions whatsoever, SoftBank modified its previously stated

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position that a complete acquisition of Clearwire be a condition to consummation of the Sprint-SoftBank agreement. The negotiated compromise did not contemplate or require a transaction of the type or nature subject to Rule 13e-3.

4.	As stated in the prior response letter, Sprint agreed in the SoftBank-Sprint Merger Agreement not to take certain actions with respect to various corporate issues, including with respect to Clearwire, without SoftBank’s consent. (See Section 5.2 of Sprint-SoftBank Merger Agreement.) These types of covenants restricting interim conduct are outlined in virtually all merger agreements. This requirement of SoftBank approval of the terms of the Sprint-Clearwire merger had the effect of making SoftBank an independent participant in the discussions between Sprint and Clearwire. However, this “negative control” that SoftBank had the contractual power to assert is no different than various lender or other third party consents that might be required for a transaction and should not be interpreted as the power to direct or control the independent review and approval process of the Sprint board. In the development by Sprint’s management of a Clearwire proposal, Sprint management was clearly aware of the position expressed earlier by SoftBank (see ¶3 above) that SoftBank would likely be willing to consent to an acquisition of the remainder of Clearwire at an appropriate price. With respect to the actions of Sprint’s management during the Clearwire discussions, Sprint acted in accordance with the rational view of its management that keeping SoftBank informed of the developments in the discussions was prudent in light of the recognition that a waiver of the Sprint-SoftBank Merger Agreement would be required.

SoftBank’s involvement, review and even encouragement of a Clearwire transaction does not alter the fact that the “business and affairs of [Sprint, a Kansas corporation] shall be managed by or under the direction of a board of directors.” (See Kansas Statutes Annotated §17-6301). The Sprint board determined not to agree to pursue a complete acquisition of Clearwire in October 2012, it reached a different conclusion in December 2012. In both instances, the board, the ultimate governing body, acted independently and under its view of the best interests of Sprint. It did not operate under the control or direction of SoftBank or any other third party.

2.	Staff’s comment: We also note the discussion in your response that SoftBank does not control Sprint or Clearwire until the FCC approves of the transfer of their licenses. However, it appears one of the conditions to the acquisitions of Sprint and Clearwire is approval from FCC that will occur prior to closing. So it appears if the acquisitions are to be successful, SoftBank will have FCC approval prior to closing, even if this approval is received after security holders vote on the Clearwire or Sprint transactions. Please advise whether you believe that SoftBank would be an affiliate of Clearwire at the time of consummation of the Rule 13e-3 transaction but not at the time security holders vote on the transaction.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that FCC approval of the ability to transfer the licenses does not constitute the

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actual transfer – which takes place at the time of consummation of the corporate transaction. SoftBank will become an affiliate of Sprint at the time it acquires Sprint in the Sprint-SoftBank merger, whether or not Sprint has acquired Clearwire prior to that date. However, if Sprint waives the condition in its merger agreement with Clearwire that requires the prior consummation of the Sprint-SoftBank merger, Sprint would own Clearwire and SoftBank would not be an affiliate of either Sprint or Clearwire at the time of consummation of the Rule 13e-3 transaction.

3.	Staff’s comment: Further, we note your statement that following the announcement of the Sprint-SoftBank merger on October 15, 2012, Sprint management began to consider the acquisition of the remaining equity interests in Clearwire, and Sprint management learned that SoftBank would be in favor of acquiring these remaining equity interests. However, the discussions on October 9 and 11, 2012 suggest otherwise. Please advise.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that Sprint assumes the Staff’s comment refers to the statement contained in the last line of page 4 of the March 12, 2013 letter to the Staff. The reference to discussions of October 9 and October 11, 2012 was to discussions with Eagle River and/or other SIGs. The last sentence of Clearwire’s March 12, 2013 letter is hereby amended to conclude that Sprint management “… began to consider the possible acquisition by Sprint of all of the equity interests in Clearwire that it did not own.”

4.	Staff’s comment: We note your response to prior comment 6. Please refer to CD&I 110.06 regarding Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting that can be found on the internet at http://sec.gov/divisions/corpfin/guidance/reg13d-interp.htm. A plan or proposal is not deemed to exist only when formal agreement occurs or the board of directors authorizes management to continue discussions. We note in particular that several weeks before December 13, 2012, negotiations had proceeded to such a degree that SoftBank was having direct discussions with Clearwire regarding the specific terms of a transaction, and an independent committee of Clearwire had been formed to oversee discussions with Sprint. Please address this in your analysis.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that Sprint notes the Staff’s reference to CD&I 110.06 states that a Schedule 13D requires an amendment when the “security holder has formulated a specific intention with respect to a disclosable matter.” Sprint also notes the Staff’s factual assertions, which appear to relate to the actions of SoftBank and Clearwire, not Sprint. Sprint further notes that the Clearwire Special Committee was formed to review strategic alternatives available to Clearwire, including not just with respect to Sprint, but also with respect to DISH and any other alternative that was or became available to Clearwire.

The March 12, 2013 letter to the Staff and the Revised Proxy Statement describe a series of exploratory discussions between various members of Sprint management and others at Clearwire and SoftBank to develop a potential transaction between Sprint and Clearwire, which transaction would also require a necessary waiver from SoftBank. However, at no point prior to December 12, 2012 had the board of directors of Sprint authorized Sprint’s management to proceed to reach a definitive agreement.

United States Securities and Exchange Commission

Division of Corporation Finance

By virtue of the then existing status of Sprint’s Schedule 13D filings, the public record at such time reflected that Sprint “intend[ed] to review [its Clearwire position] on a continuing basis” and that it “may consider alternatives with respect to [its] holdings.” (Amendment No. 12, September 14, 2012.) As Clearwire represented a significant asset of Sprint, and as disclosed over years by both Sprint and Clearwire, multiple commercial, governance and financing interactions between Sprint and Clearwire, and discussions (often tentative or exploratory) with respect to such matters, occurred frequently. Sprint does not believe that the securities laws required disclosure of each interaction, exploratory or tentative contingency planning, or discussions by the respective management and financial and operational groups of Sprint and Clearwire.

In Azurite Corp. Ltd. v. Amster & Co., 52 F.3d 15 (2nd Cir. 1994), the Court stated in pertinent part:

As stated in Todd Shipyards Corp. v. Madison Fund, Inc., 547 F. Supp. 1383, 1387 (S.D.N.Y. 1982), “[D]isclosure is to be made of all definite plans and there is no requirement to make predictions, for example, of future behavior; or to disclose tentative plans; or inchoate plans. It is sufficient to merely identify those matters not fully determined.” (Internal citations omitted). Thus, unless a course of action is decided upon or intended, it need not be disclosed as a plan or proposal under Item 4.

The 1978 amendment to Item 4 does not affect the standard established in our earlier decisions; it eliminates the condition that an acquiror must disclose the purpose of its acquisition only if it has a control intent, but it does not alter the “fixed plan” standard for disclosure of a plan or proposal. See Chromalloy, 611 F.2d at 245-46.

Sprint, the corporate entity or any governing body thereof, had no fixed, definite or specific plan to proceed with an acquisition of Clearwire of all of the outstanding equity of Clearwire until authorization of its board of directors on December 12, 2012 to proceed with discussions to attempt to reach a definitive agreement with Clearwire. At such time, Sprint promptly amended its Schedule 13D. Prior to that time, Sprint was of the view that it was engaged in the exploration of alternatives, as contemplated by Amendment No. 12.

5.	Staff’s comment: We note your definition of unaffiliated stockholders at the bottom of page 2. Please revise your disclosure on page 44 so that, as required by Item 1014(a), your fairness determination refers simply to all unaffiliated security holders. If other parties are affiliates of the company, but not engaged in the Rule 13e-3 transaction, the fairness determination should not take fairness to these parties into account.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 45 so that the Sprint Parties’ fairness determination refers simply to all unaffiliated stockholders.

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6.	Staff’s comment: We note your response to prior comment 10. Please be more specific with the beginning and ending dates or, at least, months.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 18 and 19 to be more specific with the beginning and the ending dates.

7.	Staff’s comment: We note your response to prior comment 12. The revised disclosure on page 19 states Sprint may not address financing issues with the Company for a period of time and was not more specific as to the length of such period of time. Please clarify this disclosure.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 19 to clarify the revised disclosure that Sprint may not address financing issues with the Company for a period of time and was not more specific as to the length of such period of time.

8.	Staff’s comment: We note your response to prior comment 17. The revised disclosure on page 22 is too vague. Revise to disclose in more detail the revisions regarding the structure of the commercial agreement and spectrum portfolio.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 22 to provide more detail on the revisions regarding the structure of the commercial agreement and spectrum portfolio.

9.	Staff’s comment: We note your response to prior comment 25. Please disclose the specific objections of Mount Kellett Capital Management LP and Crest Financial Limited to the transaction.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 30 to disclose the specific objections of Mount Kellett Capital Management LP and Crest Financial Limited to the transaction.

10.	Staff’s comment: We note your response to prior comment 26. You do not appear to have summarized exhibit (c)(4) in your proxy statement. Please do so, or direct us to where this summary appears.

Response: Based on the Staff’s comment and information provided by Evercore, the Company has revised the disclosure on page 69 and 70 to summarize exhibit (c)(4).

11.	Staff’s comment: We note your response to prior comment 27 and reissue this comment. Please disclose any material issues from the summary of the stockholders’ communications and management’s actions. If there are no material issues, then provide revised disclosure.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 30 to clarify the material issues from the summary of the stockholders’ communications.

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12.	Staff’s comment: We note your response to prior comment 28. With a view towards revised disclosure, please explain whether there are any material issues regarding the voting agreement.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 31 to specify the material issue relating to the voting agreement.

13.	Staff’s comment: We note your response to prior comment 29. Please explain the use of proceeds restrictions in more detail.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 39 explain the use of proceeds restrictions in more detail.

14.	Staff’s comment: We note your response to prior comments 32 and 33. Please also present this disclosure in the Summary section.

Response: Based on the Staff’s comment, the Company has revised the disclosure on page 11 to provide the disclosure referred to in the comment above in the Summary section.

15.	Staff’s comment: We note your response to prior comment 36 and reissue the comment. Please disclose the method of selection of both Centerview and Evercore. We are unable to locate a description of the process by which the Special Committee and the Board of Directors, respectively, selected and determined to engage these particular advisors to deliver fairness opinions. Assertions as to the qualifications of these parties are not responsive to the requirements of Item 1015(b)(3) of Regulation M-A.

Response: Based on the Staff’s comment, the Company has revised the disclosure on pages 60 and 71 to disclose the process by which the Special Committee and the Board of Directors, respectively, selected and determined to engage these particular advisors to deliver fairness opinions.

16.	Staff’s comment: We note your response to prior comment 41. Please briefly disclose why Centerview considered AWS spectrum insufficiently comparable to the Company’s spectrum assets.

Response: Based on the Staff’s comment and information provided by Centerview, the Company has revised the disclosure on page 53 to briefly disclose why Centerview considered AWS spectrum insufficiently comparable to the Company’s spectrum assets

17.	Staff’s comment: Please briefly disclose the results of the cash flow impact analysis included in the December 16, 2012 discussion materials.

Response: Based on the Staff’s comment and information provided by Centerview, the Company has revised the disclosure on page 59 to briefly disclose the results of the cash flow impact analysis included in the December 16, 2012 discussion materials.

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18.	Staff’s comment: We note your response to prior comment 52. Please disclose the achievement date of the price targets.

Response: Based on the Staff’s comment and information provided by Evercore, the Company has revised the disclosure on page 69 to disclose the achievement date of the price targets.

19.	Staff’s comment: We note your response to prior comment 53. Please further explain the timing issues related to regulatory approvals of the Sprint-SoftBank merger that influenced the timing of this transaction.

Response: Based on information provided by Sprint, the Company respectfully advises the Staff that when the Sprint-SoftBank Merger Agreement was announced on October 15, 2012, it was stated that the parties expected to close in mid-2013, given the need for approval by the SEC, FCC and CFIUS and Hart-Scott-Rodino approval. Sprint management was aware of this timing and cognizant of the view of Sprint’s board of directors that no transactions be undertaken by Sprint which would interfere with or delay the timing of the Sprint-SoftBank Merger Agreement as originally announced. When a possible Clearwire transaction was discussed by the Sprint board on December 12, 2012, the board was advised by Sprint management and counsel that they believed that the regulatory requirements to approve the Clearwire transaction would not be expected to significantly delay the regulatory approval or consummation of the Sprint-SoftBank merger, in large part because many of the involved regulatory agencies would incorporate review of Sprint’s existing equity interests in Clearwire into their analysis in any event. Sprint was prepared, if the discussions in December 2012 had not led to a definitive agreement at the time they ultimately did (or a reasonable period of time thereafter), to cease such discussions so as to avoid regulatory delay of the Sprint-SoftBank transaction.

20.	Staff’s comment: We note your response to prior comment 5. Your response and corresponding disclosure regarding proposal 3 indicate that you seek authorization to issue shares of Class B common stock upon exchange of the notes. However, your proxy card does not appear to address the issuance of Class B common stock in proposal 3. Furthermore, the number of shares of Class A common stock and Class B common stock being authorized in proposal 2 appears to exceed the number of shares of each such class issuable upon exchange of the notes. Please advise as to these matters. If the number of shares of Class A common stock and Class B common stock being authorized in proposal 2 in fact exceeds the number of shares of each such class issuable upon exchange of the notes, please supplement your unbundling analysis to address this factor.

Response: Based on the Staff’s comment, the Company has revised the preliminary proxy card to address the issuance of Class B Common Stock in Proposal 3.

Further, the Company respectfully advises the Staff that the number of additional shares of Class A Common Stock and Class B Common Stock being authorized in Proposal 2 represent the number of each class of stock needed to convert all of the notes that could be issued pursuant to the Note Purchase Agreement (assuming the maximum “make-

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whole” adjustment pursuant to Section 13.05 of the indenture governing the notes) and to cover all of the SIG’s pre-emptive rights pursuant to the Equityholders’ Agreement (as more fully described in the Proxy Statement), plus an additional 300 million of each class of stock to provide for future flexibility and to maintain liquidity. The Company respectfully submits that it believes that the elements of Proposal 2, as it relates to both the Class A Common Stock and Class B Common Stock, are not independent or separate matters but comprise a unitary matter. As such, the individual components of Proposal 2 cannot be considered or viewed in isolation and the Company respectfully submits that stockholders should instead consider each of the Proposals in their entirety.

21.	Staff’s comment: We note your response to prior comment 65. Please specify the exact way in which the proxy will be voted with respect to each proposal if no direction is made.

Response: Based on the Staff’s comment, the Company has revised the preliminary proxy card to specify the exact way in which the proxy will be voted with respect to each proposal if no direction is made.

In connection with responding to the Staff’s comments, each filing person acknowledges that:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Clearwire’s outside counsel, David Fox at (212) 446-4994 or Joshua Korff at (212) 446-4943.

Sincerely,

/s/ Erik Prusch
Erik Prusch

Cc:	David Fox, Esq.
Joshua Korff, Esq.
David Feirstein, Esq.